Exhibit 2

AGREEMENT

This Agreement, dated as of November 10, 2016, is by and among PRGX Global, Inc., a Georgia corporation (the “Company”), Matthew A. Drapkin, an individual resident of Connecticut (“Drapkin”), Northern Right Capital Management, L.P., a Texas limited partnership, Northern Right Capital (QP), L.P., a Texas limited partnership, and BC Advisors, LLC, a Texas limited liability company (the foregoing (other than the Company) collectively with any Affiliate or Associate thereof, the “Shareholder Group”).

WHEREAS, the Company and the Shareholder Group have come to an agreement regarding the appointment of Drapkin to the Board of Directors of the Company and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Definitions. For purposes of this Agreement:

(a)    The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and otherwise would be an Affiliate or Associate solely by reason of the fact that a principal of any member of the Shareholder Group serves as a member of the board of directors or similar governing body of such concern, (ii) such principal solely in his or her capacity as a member of the board of directors or other similar governing body of such concern, or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2 (provided, however, that nothing in this clause (iii) shall affect whether such entity is an Affiliate or an Associate under any other provision thereof).

(b)    “Annual Meeting” means any annual meeting of the shareholders of the Company.

(c)    The terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all shares of Common Stock which are referenced in any Derivative Instrument.

(d)    “Board” means the board of directors of the Company.

(e)    “Common Stock” means the common stock of the Company, no par value.

(f)    “Compensation Committee” means the Compensation Committee of the Board.

(g)    “Competitive Business” means any company or business that provides accounts payable recovery audit services, contract compliance audit services, supplier information management services, or spend analytics services focused on improving clients’ procure-to-pay processes, transaction accuracy or management of suppliers.

(h)    “Derivative Instrument” shall mean any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege for or into any class or series of shares of the Company or with a value all or substantially all of which is derived from the value of any class or series of shares of the Company, whether capable of being settled in stock or cash or both.

(i)    “Nominating and Corporate Governance Committee” means the Nominating and Corporate Governance Committee of the Board.

(j)    The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including any governmental authority.

(k)    “Shareholder Group Event” means the earlier to occur of:

(i)    the first date on which the Shareholder Group does not have beneficial ownership of 3% or more of the outstanding Common Stock. The number of outstanding shares of Common Stock shall be based on the latest annual, quarterly or other report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and

(ii)    the date on which any member of the Shareholder Group breaches in any material respect any of his or its representations, warranties, commitments or obligations set forth in Sections 3, 5, 6, 7, 8, 9, 10, 14, or 15 (which, for the avoidance of doubt, shall include the failure of any member of the Shareholder Group to cause its respective Affiliates and Associates to comply with and perform such representations, warranties, commitments or obligations as if they were a party hereto and bound thereby), and such breach has not been cured within ten (10) business days following written notice of such breach so long as such breach is curable.

(l)    “Standstill Period” means the period from the date hereof and ending:

(i)    if, pursuant to Section 4(c), the Board resolves to recommend Drapkin for election to the Board at the Company’s Annual Meeting to be held in 2018 (the “2018 Annual Meeting”), on the date on which Drapkin ceases to be a member of the Board;

(ii)    if, pursuant to Section 4(c), the Board resolves not to recommend Drapkin for election to the Board at the Company’s 2018 Annual Meeting, on the date on which Drapkin resigns from the Board in accordance with Section 9(b);

provided that the Standstill Period shall end on such date, if any, on which the Company breaches in any material respect any of its representations, warranties, commitments or obligations set forth in Sections 2, 4, 11, 12, 13, 15 or 17 and such breach has not been cured within ten (10) business days following written notice of such breach, so long as such breach is curable (with the understanding that a breach of Section 4(c) is not curable); and

provided further that if there is a Shareholder Group Event, the Standstill Period shall end on the date on which Drapkin resigns from the Board in accordance with Section 9(a).

(m)    “Timely Notice Deadline” means, with respect to any Annual Meeting, the last date upon which a notice to the Secretary of the Company of nominations of persons for election to the Board at such Annual Meeting or the proposal of business at such Annual Meeting would be considered “timely” under the Company’s Bylaws.

2.    Representations and Warranties of the Company. The Company represents and warrants as follows as of the date hereof:

(a)    The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)    The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree, in each case that is applicable to the Company, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document of the Company or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which the Company is a party or by which it is bound and which is material to the Company’s business or operations.

3.    Representations and Warranties of the Shareholder Group. Each member of the Shareholder Group jointly and severally represents and warrants with respect to himself or itself and each other member of the Shareholder Group as follows as of the date hereof:

(a)    Such member has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such member, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed, and delivered by such member, constitutes a valid and binding obligation and agreement of such member, and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)    The execution, delivery and performance of this Agreement by such member does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document, if an entity, or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which he or it is a party or by which he or it is bound and which is material to the Shareholder Group’s business or operations.

(d)    As of the date hereof, such member is the beneficial owner of the number of shares of Common Stock as set forth on Annex A attached hereto. No other Affiliate or Associate of such member beneficially owns any shares of Common Stock. As of the date hereof, the members of the Shareholder Group, including their Affiliates and Associates, do not beneficially own any Derivative Instruments. At all times during the Standstill Period during which the Shareholder Group is not required to publicly disclose its beneficial ownership of the Common Stock through Schedule 13D filings made with the SEC, the Shareholder Group shall disclose its beneficial ownership of Common Stock to the Company on a quarterly basis and otherwise as reasonably requested by the Company.

(e)    Drapkin consents and agrees to serve as a director of the Company as of the date hereof in accordance with the terms of this Agreement.

4. Appointment of Directors; Related Matters.

(a)    Provided that a Shareholder Group Event has not occurred, the Board shall, on the date hereof:

i.    increase the size of the Board to seven (7) directors; and

ii.    appoint Drapkin to the Board as a member of the class of directors scheduled to be next elected at the 2018 Annual Meeting (Class I).

(b)    Provided that (i) a Shareholder Group Event has not occurred; (ii) Drapkin consents to serve; (iii) Drapkin has not, in any material respect, violated any of the Company’s policies, procedures, and guidelines applicable to members of the Board, including, without limitation, the Company’s Code of Conduct, Securities Trades Policy, the Corporate Governance Principles and the charter of any Board committee on which he has served (the “Company Policies”); (iv) none of the disqualifying events specified in Rule 506(d) of the Securities Act of 1933, as amended, have occurred with respect to Drapkin; and (v) no event has occurred with respect to Drapkin that would require disclosure under Item 401(f) of Regulation S-K other than events that would require disclosure under Item 401(f)(1) of Regulation S-K with respect to any partnership, corporation or business association of which Drapkin is or was a partner or an executive officer (other than entities comprising the Shareholder Group), the Board and the Nominating and Corporate Governance Committee shall nominate Drapkin for election as a director at the Annual Meeting to be held in 2017 (the “2017 Annual Meeting”). If nominated, the Company shall recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of Drapkin at the 2017 Annual Meeting and otherwise support Drapkin for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c)    Provided that a Shareholder Group Event has not occurred, at least forty-five (45) days prior to the Timely Notice Deadline for the 2018 Annual Meeting, the Company will notify the Shareholder Group whether the Nominating and Corporate Governance Committee or the Board, as applicable, has resolved to recommend Drapkin for election to the Board at the 2018 Annual Meeting.

(d)    The Company agrees to (i) appoint Drapkin to either the Nominating and Corporate Governance Committee or Compensation Committee, as determined by the Board, prior to December 13, 2016 and agrees that Drapkin shall continue to be a member of either committee, as determined by the Board unless Drapkin’s membership thereon shall cause the composition of the Nominating and Corporate Governance Committee or Compensation Committee, as applicable, not to comply with applicable law, securities exchange rules or ISS guidelines (other than as a direct result of actions or omissions by the Company) and (ii) the Company will consider Drapkin, in good faith, for membership on any committee of the Board that may be constituted to evaluate strategic opportunities or transactions for the Company.

5.    Voting. At all shareholder meetings during the Standstill Period, each member of the Shareholder Group shall cause all shares of Common Stock owned of record or beneficially owned by it or its respective Affiliates or Associates to be present for quorum purposes and to be voted (i) in favor of all directors nominated by the Board for election and against the removal of any directors whose removal is not recommended by the Board, (ii) in favor of the Board’s recommendation regarding appointment of the Company’s independent registered public accounting firm, and (iii) in favor of the Board’s recommendation with respect to any advisory vote on executive compensation.

6.    Standstill. Each member of the Shareholder Group agrees that during the Standstill Period he or it will not, and he or it will cause each of such person’s respective Affiliates, Associates and agents and any other persons acting on his or its behalf not to:

(a)    acquire, offer to acquire or agree to acquire by purchase, tender offer, exchange offer, agreement or business combination or any other manner beneficial ownership of any securities of the Company, if after completion of such acquisition or proposed acquisition, the members of the Shareholder Group, in the aggregate, would beneficially own more than ten percent (10%) of the outstanding shares of Common Stock (based on the latest annual, quarterly or other report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act), excluding the acquisition of equity-based compensation pursuant to Section 11 hereof and the exercise of any options or conversion of any convertible securities comprising such equity-based compensation;

(b)    submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(c)    form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than (i) with other members of the Shareholder Group or one or more of their Affiliates (provided that any such Affiliate signs a joinder to this Agreement), (ii) to the extent such a group may be deemed to result with the Company any of its Affiliates as a result of this Agreement or (iii) a voting agreement entered into pursuant to a Sale Transaction (as defined below) which has been approved by a majority of the Board;

(d)    engage in discussions with other shareholders of the Company, solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to the Common Stock, or make, or in any way encourage, influence or participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act, in each case, to vote, or advise, encourage or influence any person with respect to voting or tendering, any shares of Common Stock with respect to any matter, including without limitation, any Sale Transaction that is not approved by a majority of the Board, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any shareholder meeting;

(e)    call, seek to call, or to request the calling of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company;

(f)    effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist, solicit, encourage or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (including by tendering or selling into) (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any transfer or acquisition of shares of Common Stock or other securities of the Company or any securities of any Affiliate of the Company if, after completion of such transfer or acquisition or proposed transfer or acquisition, a person or group (other than the Shareholder Group and their Affiliates) would beneficially own, or have the right to acquire beneficial ownership of, more than 5% of the outstanding shares of Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act), provided that open market sales of securities through a broker by the Shareholder Group which are not actually known by the Shareholder Group to result in any transferee acquiring beneficial ownership of more than 5% of the outstanding shares of Common Stock shall not be included in this clause (ii) or constitute a breach of this Section 6, (iii) any tender offer or exchange offer, merger, change of control, acquisition or other business combination involving the Company or any of its subsidiaries, or (iv) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries (any of the transactions or events described in (i) through (iv) above are referred to as a “Sale Transaction”), unless such Sale Transaction has been approved by a majority of the Board and has been publicly announced by the Company; provided, that this paragraph shall not require members of the Shareholder Group or Drapkin, in his capacity as a shareholder of the Company, to vote in favor of a Sale Transaction that was approved by the Board;

(g)    publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 5 hereof or this Section 6, or otherwise seek (in any manner that would require public disclosure by any of the Company, or members of the Shareholder Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(h)    disparage the Company or any member of the Board or management of the Company, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(i)    engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(j)    demand or make a request for inspection of the Company’s records under the Georgia Business Corporation Code;

(k)    enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(l)    take or cause or induce or assist others to take any action inconsistent with any of the foregoing;

provided, that notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit Drapkin from engaging in any lawful act in his capacity as a director of the Company that is either approved by the Board or required for Drapkin to comply with his fiduciary duties.

7.    Company Policies. Drapkin agrees to abide by the Company Policies, as they may be amended from time to time (provided such amendment applies to all non-employee directors in the same manner), during his service as a director of the Company and for such period of time thereafter as may be set forth in the Company Policies. The Shareholder Group will and will cause its Affiliates and Associates and all related persons to abide by all Company Policies concerning insider trading, window periods, and material non-public information until the time specified in the applicable Company Policy.

8. Confidentiality.

(a)    Each member of the Shareholder Group acknowledges that certain information concerning the business and affairs of the Company (“Confidential Information”) may be disclosed to Drapkin in his capacity as a director of the Company by the Company and its officers, directors, employees and agents. Each member of the Shareholder Group agrees that the Confidential Information shall only be used in furtherance of Drapkin’s duties as a member of the Board. Each member of the Shareholder Group further agrees that the Confidential Information shall be kept confidential at all times and that the Shareholder Group and their respective Affiliates and Associates shall not disclose any of the Confidential Information in any manner whatsoever without the specific prior written consent of the Company unless pursuant to paragraph (b) below; provided, however, that no party shall be prohibited from exercising any legally protected whistleblower rights (including under Rule 21F under the Exchange Act); and provided further that the term “Confidential Information” shall not include information that (i) was in or enters the public domain, or was or becomes generally available to the public, other than as a result of the disclosure by any member of the Shareholder Group and their respective Affiliates and Associates in violation of the terms of this Agreement, any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation of any member of the Shareholder Group and their respective Affiliates and Associates; or (ii) was independently developed or acquired by any member of the Shareholder

Group without violating any of the obligations of any member of the Shareholder Group and their respective Affiliates and Associates under this Agreement, any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation of any member of the Shareholder Group and their respective Affiliates and Associates and without use of any Confidential Information. Each member of the Shareholder Group shall undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information. The provisions of this Section 8(a) shall survive the expiration of the Standstill Period or termination of this Agreement pursuant to Section 16 for a period of two (2) year or, if the Confidential Information covered by this Section 8(a) represents “trade secrets” of the Company, for so long as such information constitutes a trade secret under applicable law, whichever is longer.

(b)    In the event that any member of the Shareholder Group or any of their respective Affiliates and Associates is required to disclose any Confidential Information by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a “Legal Requirement”), such member of the Shareholder Group and their respective Affiliates and Associates shall (i) provide the Company prompt written notice of such Legal Requirement so that the Company may seek an appropriate protective order and waive compliance with the provisions of this Agreement; and (ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow any disclosure pursuant to such Legal Requirement. If, in the absence of a protective order or the receipt of a waiver hereunder, such member of the Shareholder Group is advised by its outside legal counsel that it is legally required to disclose such Confidential Information, such member of the Shareholder Group may disclose to the required person that portion (and only that portion) of the Confidential Information that such counsel has advised is required to be disclosed; provided, however, that such member of the Shareholder Group shall give the Company written notice as far in advance of its disclosure as is reasonably practicable and shall cooperate using commercially reasonable efforts in assisting the Company in connection with the Company seeking to obtain an order or other reliable assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed.

9.    Resignation.

(a)    Drapkin hereby irrevocably tenders his resignation as a director of the Company effective as of the date, if any, that a Shareholder Group Event has occurred. The Board may accept such resignation, in its sole discretion, by a majority vote (excluding Drapkin).

(b)    If, pursuant to Section 4(c), the Board resolves not to recommend Drapkin for election to the Board at the Company’s 2018 Annual Meeting, Drapkin shall promptly resign from the Board, but in no event shall such resignation be more than three (3) days after the date on which Drapkin is informed of the decision of the Board not to recommend him for election at the 2018 Annual Meeting.

10.    Questionnaires. By the date hereof, Drapkin will have accurately completed the form of questionnaire provided by the Company for its use in connection with his appointment to the Board and preparation of the Company’s proxy statement and other reports filed with the SEC.

11.    Compensation. Drapkin shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

12.    Indemnification and Insurance. Drapkin shall be entitled to the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company, as such rights may exist from time to time.

13.    Non-Disparagement. The Company agrees during the Standstill Period that it shall not disparage the Shareholder Group, any member of the Shareholder Group, or any member of the management of the Shareholder Group, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

14.    Competitive Businesses. Drapkin will not serve on the board of directors or similar governing body of any Competitive Business while serving as a director of the Company. The Shareholder Group will implement and maintain policies and procedures necessary to ensure that (i) Shareholder Group personnel who are involved with matters related to the Company will not discuss or share confidential information involving the Company with other Shareholder Group personnel who are involved with matters related to any Competitive Business and (ii) Shareholder Group personnel involved with matters related to any Competitive Business will not have access to any internal files or confidential information concerning the Company.

15.    Form 8-K; Disclosure.

(a)    The Company shall provide to the Shareholder Group a reasonable opportunity to review and comment on the Company’s Current Report on Form 8-K to be filed with the SEC with respect to the execution and delivery of this Agreement by the parties hereto in advance of its filing, and shall consider in good faith the reasonable and timely comments of the Shareholder Group. No member of the Shareholder Group shall make (and they will cause their Affiliates and Associates not to make) any public statements with respect to the matters covered by this Agreement (including in any filing with the SEC, any other regulatory or governmental agency, or any stock exchange, or in any materials that would reasonably be expected to be filed with the SEC, including pursuant to Exchange Act Rules 14a-6 or 14a-12) that are inconsistent with, or otherwise contrary to, this Agreement or the statements in the above-described Form 8-K. The parties acknowledge that this Agreement is required to be filed with the SEC and each party hereto agrees to the filing of this Agreement by the other party hereto as may be required for such other party to comply with applicable securities laws.

(b)    During the Standstill Period, all members of the Shareholder Group agree not to file or disseminate any public disclosure with respect to the Company or Drapkin’s position on the Board without the prior approval of the Company; provided, that the Company’s approval will not be required with respect to any filings or other public disclosures (including disclosure regarding the Standstill Agreement) that may be required by applicable law (including filings required by the SEC), subject to compliance with the second sentence of Section 15(a) above; provided, further, that the Company shall be provided with a reasonable opportunity to review and comment on any filing by any member of the Shareholder Group on Schedule 13D (and any amendments thereto).

16.    Termination. This Agreement shall terminate and be of no further force or effect, without further action by any party hereto, effective as of the expiration of the Standstill Period; provided, however, that Section 7, Section 8, this Section 16, and Sections 17 through 25 shall continue beyond the termination of this Agreement and the expiration of the Standstill Period.

17.    Expenses. The Company shall reimburse the Shareholder Group for the reasonable and documented out-of-pocket expenses (up to a maximum of $10,000) actually incurred by the Shareholder Group in connection with the negotiation and execution of this Agreement. The Company shall pay any expense reimbursement required pursuant to this Section 17 within ten (10) business days of the Company’s receipt of documentation supporting such expense. Except as provided in the preceding sentence, all costs or expenses incurred in connection with this Agreement and all matters related hereto shall be paid by the party incurring such cost or expense.

18.    Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in the United States District Court for the Northern District of Georgia or the courts of the State of Georgia located in Atlanta, Georgia, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

19.    Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in the United States District Court for the Northern District of Georgia or the courts of the State of Georgia located in Atlanta, Georgia (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 24 hereof will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, agrees and consents to the personal jurisdiction of the United States District Court for the Northern District of Georgia and the courts of the State of Georgia located in Atlanta, Georgia, and irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the United States District Court for the Northern District of Georgia or the courts of the State of Georgia located in Atlanta, Georgia, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

20.    Waiver of July Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH

PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS MADE IN THIS SECTION 20.

21.    Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Georgia applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

22.    Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

23.    Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

24.    Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by facsimile, when such facsimile is transmitted to the facsimile number set forth below, or to such other facsimile number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 24, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 24, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 24:

if to the Company:

PRGX Global, Inc.

600 Galleria Parkway

Suite 100

Atlanta, Georgia 30339

Facsimile: (770) 779-3034

E-mail: vic.allums@prgx.com

Attention: Victor A. Allums, Senior Vice President and General Counsel

with a copy to:

Troutman Sanders LLP

600 Peachtree Street

Suite 5200

Atlanta, Georgia 30308

Facsimile: (404) 962-6599

E-mail: david.ghegan@troutmansanders.com

Attention: David W. Ghegan

if to the Shareholder Group or any member thereof:

Northern Right Capital Management, L.P.

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

Facsimile: (203) 202-9823

E-mail: matt@northernrightcap.com

Attention: Matthew A. Drapkin

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

E-mail: RBirns@gibsondunn.com

Facsimile: (212) 716-0830

Attention: Richard J. Birns, Esq.

25.    No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY:

PRGX GLOBAL, INC.

By:	/s/ Ronald E. Stewart
Name:	Ronald E. Stewart
Title:	President & CEO

SHAREHOLDER GROUP:

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name:	Matthew Drapkin
Title:	Class A Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Class A Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
Name:	Matthew Drapkin
Title:	Class A Member

Annex A

Beneficial Ownership of each member of the Shareholder Group

1,083,365 shares of Common Stock are directly held by Northern Right Capital (QP), L.P. Due to the relationships amongst the members of the Shareholder Group, the other members of the Shareholder Group may be deemed to share beneficial ownership of such shares of Common Stock.